SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 15, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

1Q18 Earnings Release

Banco Macro Announces Results for the First Quarter of 2018

Buenos Aires, Argentina, May 15, 2018 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the first quarter ended March 31, 2018 (“1Q18”). All figures are in Argentine pesos (Ps.)

This is the first quarterly release under Communication “A” 6114 of the Central Bank of Argentina (Convergence of accounting standards to IFRS -International Financial Reporting Standards-)

Summary

• The Bank’s net income totaled Ps.3.6 billion in 1Q18. This result was 17% higher than the Ps.3 billion posted in the fourth quarter of 2017 (“4Q17”) and 77% higher than a year ago. In 1Q18, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 29.4% and 6.2%, respectively.

• In 1Q18, Banco Macro’s financing to the private sector grew 10% or Ps.13.4 billion quarter over quarter (“QoQ”) totaling Ps.142.2 billion and increased 52% or Ps.48.5 billion year over year (“YoY”). In the quarter, growth was driven by commercial loans, among which Overdrafts and Others stand out, which grew 36% and 11% QoQ, respectively. Meanwhile within consumer loans, mortgage loans, personal loans and credit cards rose 27%, 9% and 6% QoQ, respectively.

• In 1Q18, the accumulated efficiency ratio reached 38.8%, better than the 43.3% posted in 4Q17 and the 45.4% in 1Q17. Net fee income over administrative expenses was 54%, higher than the 50.5% registered in 4Q17.

• In 1Q18, Banco Macro’s total deposits grew 4% QoQ, totaling Ps.149.5 billion and representing 82% of the Bank’s total liabilities. Private sector deposits grew 3% QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.37.6 billion and 27.3% regulatory capital ratio – Basel III. In addition, the Bank’s liquid assets remained at an adequate level, reaching 44.9% of its total deposits in 1Q18.

• In 1Q18, the Bank’s non-performing to total financing ratio was 1.1% and the coverage ratio reached 178.68%.

1Q18 Earnings Release Conference Call

Wednesday, May 16, 2018

Time: 11:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time

To participate, please dial:

Argentina Toll Free:

(0800) 444 2930

Participants Dial In (Toll Free):

+1 (844) 839 2185

Participants International Dial In:

+1 (412) 317 2506

Conference ID: Banco Macro

Webcast: click here

Webcast Replay: click here

Available from 05/16/2018 through 05/30/2018

IR Contacts in Buenos Aires:

Jorge Scarinci

Chief Financial Officer

Nicolás A. Torres

Investor Relations

Phone: (54 11) 5222 6682

E-mail: investorelations@macro.com.ar

Visit our website at: www.ri-macro.com.ar

With the presence of: Jorge Pablo Brito (Vice Chairman), Gustavo Manriquez (CEO) and Jorge Scarinci (CFO).

1Q18 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

1Q18 Earnings Release

Financial Statements as of March 31st 2018 are the first ones to be reported under Communication “A” 6114 of the Central Bank of Argentina (Convergence of accounting standards to IFRS -International Financial Reporting Standards-). Financial data set forth in the tables and charts below is shown under the previous scheme used until December 31st, 2017; therefore it may differ from financial statements shown under convergence of accounting standards to IFRS. During 2Q18 the Bank will adequate all tables and charts in order to reflect financial statements under convergence to IFRS.

Results

Earnings per outstanding share were Ps.5.32 in 1Q18, 17% higher than in 4Q17 and 54% higher than 1Q17.

EARNINGS PER SHARE	MACRO Consolidated			Variation
In MILLION $	1Q17	4Q17	1Q18	QoQ	YoY

Net income (M $)	2,015.5	3,049.0	3,564.5	17%	77%
Average # of shares outstanding (M)	584.5	669.7	669.7	0%	15%
Book value per avg. Outstanding share ($)	46.5	69.8	75.1	8%	62%
Shares Outstanding (M)	584.5	669.7	669.7	0%	15%
Earnings per avg. outstanding share ($)	3.45	4.55	5.32	17%	54%

Book value per avg. issued ADS (USD)	26.55	34.31	37.29	9%	40%
Earnings per avg. outstanding ADS (USD)	1.96	2.40	2.64	10%	35%

Banco Macro’s 1Q18 net income of Ps.3.6 billion was 17% or Ps.516 million higher than the previous quarter and 76% or Ps.1.5 billion higher YoY. This result represented an accumulated ROAE and ROAA of 29.4% and 6.2% respectively.

The operating result for 1Q18 was Ps.5.1 billion, increasing 11% or Ps.509 million QoQ and 65% or Ps.2 billion higher than the result posted in 1Q17.

It is important to emphasize that this result was obtained with a leverage of 4.6x assets to equity ratio.

3

1Q18 Earnings Release

INCOME STATEMENT	MACRO Consolidated			Variation
In MILLION $	1Q17	4Q17	1Q18	QoQ	YoY

Net financial income	4,691.8	6,859.3	7,304.5	6%	56%
Provision for loan losses	-363.0	-422.3	-566.8	34%	56%
Net fee income	1,615.1	1,888.7	1,936.5	3%	20%
	5,943.9	8,325.6	8,674.2	4%	46%
Administrative expenses	-2,861.2	-3,741.3	-3,581.2	-4%	25%
Operating result	3,082.7	4,584.3	5,093.0	11%	65%
Minority interest in subsidiaries	0.0	-28.6	0.0	-100%	0%
Net other income	36.1	-347.7	96.4	-128%	167%
Net income before income tax	3,118.8	4,208.0	5,189.4	23%	66%
Income tax	-1,096.2	-1,159.0	-1,624.9	40%	48%
NET INCOME	2,022.6	3,049.0	3,564.5	17%	76%

OTHER COMPREHENSIVE NET INCOME	-25.5	130.0	8.5	-93%	0%

TOTAL COMPREHENSIVE NET INCOME	1,997.1	3,179.0	3,573.0	12%	79%

The Bank’s 1Q18 financial income totaled Ps.11.8 billion, 8% or Ps.905 million higher than in 4Q17 and 54% higher (Ps.4.1 billion) YoY.

Interest on loans represented 75% of total financial income in 1Q18. Interest on loans was 10% or Ps.787 million higher than in 4Q17. On an annual basis, interest on loans grew 45% or Ps.2.7 billion. These increases in interest on loans are in line with the loan portfolio growth.

In 1Q18, net income from government and private securities decreased 1% or Ps.16 million QoQ and was 160% or Ps.1.4 billion higher compared to 1Q17, mainly due to higher LEBACs income.

In the quarter, an increase of 160% or Ps.195 million in income from CER/UVA/UVI Adjustment was observed (mainly related to UVA mortgages). On an annual basis, income from CER/UVA/UVI Adjustment increased Ps.289 million.

Income from differences in quoted prices of gold and foreign currency decreased 52% or Ps.165 million QoQ mainly due to lower income from the short position in foreign currency. On an annual basis a Ps.17% decrease was experienced.

Also in the quarter, other financial income was 107% or Ps.107 million higher compared to 4Q17. On an annual basis, other financial income was 56% or Ps.264 million lower.

4

1Q18 Earnings Release

FINANCIAL INCOME	MACRO Consolidated			Variation
In MILLION $	1Q17	4Q17	1Q18	QoQ	YoY

Interest on cash and due from banks	0.1	6.7	3.0	-55%	275%
Interest on loans to the financial sector	101.2	177.5	166.9	-6%	65%
Interest on overdrafts	651.7	752.7	780.6	4%	20%
Interest on documents	374.7	492.2	657.3	34%	76%
Interest on mortgages loans	179.3	216.1	261.0	21%	46%
Interest on pledges loans	107.2	140.0	148.8	6%	52%
Interest on credit cards loans	1,071.8	1,212.3	1,356.2	12%	27%
Interest on financial leases	20.1	32.3	32.8	2%	63%
Interest on other loans	3,578.3	4,986.0	5,392.8	6%	87%
Net Income from government & private securities	880.9	2,301.8	2,286.2	-1%	162%
Interest on other receivables from financial interm.	1.6	1.1	2.7	145%	200%
Income from Guaranteed Loans - Decree 1387/01	5.2	2.1	0.0	-100%	-100%
CER adjustment	28.6	122.3	317.6	160%	1011%
CVS adjustment	0.1	0.2	0.2	0%	100%
Difference in quoted prices of gold and foreign currency	182.1	315.6	150.6	-52%	-6%
Other	471.5	100.1	207.2	107%	-56%
Total financial income	7,654.4	10,859.0	11,763.9	8%	55%

Income from Interest on loans	6,033.7	8,009.0	8,796.3	10%	46%

The Bank’s 1Q18 financial expense totaled Ps.4.5 billion, increasing 11% (Ps.460 million) compared to the previous quarter and 51% (Ps.1.5 billion) compared to 1Q17.

In 1Q18, interest on deposits represented 66% of the Bank’s total financial expense, increasing 12% or Ps.313 million QoQ. This increase was mainly driven by the increase in the average interest rate on time deposits. On a yearly basis, interest on deposits increased 39% or Ps.839 million.

Other financial expense increased 12% or Ps.113 million QoQ and increased 70% or Ps.424 million YoY.

FINANCIAL EXPENSE	MACRO Consolidated			Variation
In MILLION $	1Q17	4Q17	1Q18	QoQ	YoY

Interest on checking accounts	0.0	0.0	0.0	0%	0%
Interest on saving accounts	24.0	29.4	16.7	-43%	-30%
Interest on time deposits	2,101.0	2,621.7	2,946.9	12%	40%
Interest on interfinancing received loans	1.4	4.6	3.4	-26%	143%
Interest on other financing from the finan. institu.	0.0	4.3	0.5	-88%	0%
Interest on subordinated bonds	111.3	126.8	139.1	10%	25%
Other Interest	0.7	0.9	0.9	0%	29%
Results from goverment securities	-2.9	0.0	0.0	0%	-100%
Interest on other liabilities from fin intermediation	16.2	222.4	212.1	-5%	1209%
CER / UVA adjustment	2.8	12.5	45.2	262%	1514%
Contribution to Deposit Guarantee Fund	101.9	59.4	64.0	8%	-37%
Other	606.2	917.8	1,030.6	12%	70%
Total financial expense	2,962.6	3,999.7	4,459.4	11%	50%

Financial Expenses from interest on deposits	2,238.3	2,787.6	3,107.5	11%	39%

As of 1Q18, the Bank’s accumulated net interest margin was 18.7%, higher than the 17.7% posted in 4Q17 and then the 18.3% posted in 1Q17. Had income from government and private securities been excluded, the Bank’s accumulated net interest margin would have been 16.6% in 1Q18, higher than the 16.1% posted in 4Q17 but lower than the 17.5% posted in 1Q17.

5

1Q18 Earnings Release

In 1Q18, Banco Macro’s net fee income totaled Ps.1.9 billion, 3% or Ps.48 million higher than 4Q17, and 20% or Ps.321 million higher than 1Q17.

In the quarter, fee income was unchanged from 4Q17. Fees charged on deposit accounts stand out, with an 8% increase. All other fees decreased when compared with the previous quarter due to the convergence of accounting standards to IFRS. On a yearly basis, fee income increased 21% or Ps.500 million, with fees charged on deposit accounts and Other fees standing out (29% and 87% increase, respectively).

In the quarter, total fee expenses decreased 5% or Ps.47 million, with lower charges to lending agencies and to debit/credit card brands (-43% and -3% respectively). On a yearly basis, fee expenses increased 24% or Ps.179 million, with charges paid to debit/credit card brands and other fee expenses increasing 35% and 19% respectively.

NET FEE INCOME	MACRO Consolidated			Variation
In MILLION $	1Q17	4Q17	1Q18	QoQ	YoY

Fee charges on deposit accounts	1,361.2	1,623.7	1,753.7	8%	29%
Debit and credit card fees	780.2	780.2	768.3	-2%	-2%
Other fees related to foreign trade	33.0	47.0	41.4	-12%	25%
Credit-related fees	20.1	72.3	18.3	-75%	-9%
Lease of safe-deposit boxes	37.4	49.0	49.5	1%	32%
Other	116.2	275.2	217.2	-21%	87%
Total fee income	2,348.1	2,847.4	2,848.4	0%	21%

Debit and Credit card expenses	364.7	505.8	492.9	-3%	35%
Turnover tax and municipal assessments	137.7	180.9	154.9	-14%	12%
Comission paid to lending agencies	34.7	52.4	29.7	-43%	-14%
Foreign trade comissions	4.2	6.2	6.8	10%	62%
Others	191.7	213.4	227.6	7%	19%
Total fee expense	733.0	958.7	911.9	-5%	24%

Net fee income	1,615.1	1,888.7	1,936.5	3%	20%

In 1Q18 Banco Macro’s administrative expenses totaled Ps.3.6 billion, 4% or Ps.160 million lower than the previous quarter. Administrative expenses increased 25% or Ps.720 million YoY due to the increase in personnel expenses (mainly higher salaries) and other operating expenses.

Personnel expenses decreased 9% or Ps.201 million QoQ, basically because in the previous quarter there was back pay originated from 2017 inflation being higher than the salary increase agreed with the Union at the beginning of the year, this decrease was partially offset by provisions and advanced payment to personnel, since at the end of 1Q18 salary increase negotiations with the Union had not been closed. Personnel expenses increased 17% or Ps.297 million YoY.

As of March 2018, the accumulated efficiency ratio reached 38.8%, compared to the 43.3% posted in 4Q17 and 45.4% posted in 1Q17. In 1Q18 Administrative expenses decreased 4%, in line with the Bank’s focus of improving efficiency, while net financial income and net fee income grew 6%.

6

1Q18 Earnings Release

ADMINISTRATIVE EXPENSES	MACRO Consolidated			Variation
In MILLION $	1Q17	4Q17	1Q18	QoQ	YoY

Personnel expenses	1,720.4	2,219.2	2,017.7	-9%	17%
Directors & statutory auditors´fees	86.7	138.3	162.5	17%	87%
Other professional fees	75.6	107.6	105.1	-2%	39%
Advertising & publicity	43.5	95.1	32.3	-66%	-26%
Taxes	161.8	207.1	226.2	9%	40%
Depreciation of equipment	67.3	83.7	79.0	-6%	17%
Amortization of organization costs	60.0	79.4	82.4	4%	37%
Other operating expenses	420.8	530.1	543.1	2%	29%
Other	225.1	280.9	332.9	19%	48%
Total Administrative Expenses	2,861.2	3,741.4	3,581.2	-4%	28%

Total Employees	8,675	8,774	8,915	2%	3%
Branches	445	445	454	2%	2%
Efficiency ratio	45.4%	40.6%	38.8%

Accumulated efficiency ratio	45.4%	43.3%	38.8%

In 1Q18, the Bank’s net other income/losses totaled a Ps.96 million gain compared to a Ps.348 million loss registered in 4Q17. This gain was due to Other income increasing Ps.267 (mostly related to IFRS adjustments among which foreign currency conversions, minority interest in subsidiaries and reclassification of joint ventures stand out); Other Expense was 42% or Ps.177 lower than in 4Q17 among which decrease in Charges for other receivables, uncollectibility and other allowances stands out.

NET OTHER INCOME/LOSSES	MACRO Consolidated			Variation
In MILLION $	1Q17	4Q17	1Q18	QoQ	YoY

Other Income
Penalty interest	17.0	21.8	27.7	27%	63%
Recovered loans and reversed allowances	87.7	53.9	57.7	7%	-34%
Other	76.6	0.7	258.3	36800%	237%
Total Other Income	181.3	76.4	343.7	350%	90%

Other Expense
Charges for other receivables uncollectibility and other allowances	69.8	343.2	165.8	-52%	138%
Goodwill amortization	1.4	16.4	-	0%	0%
Other Expense	74.0	64.4	81.5	26%	10%
Total Other Expense	145.2	424.0	247.3	-42%	70%

Net Other Income/Losses	36.1	-347.7	96.4	-128%	167%

In 1Q18, Banco Macro's effective income tax rate was 31.3%, compared to 27.5% in 4Q17 and 35.1% in 1Q17. The lower effective tax rate is explained by the reduction in statutory tax rates included in the latest tax reform bill approved by Congress (Law 27.430/2017). From January 2018 statutory tax rate is reduced from 35% to 30% and starting from January 2020 statutory tax rate will be further reduced to 25%.

7

1Q18 Earnings Release

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.142.2 billion, increasing 10% or Ps.13.4 billion QoQ and 52% or Ps.48.5 billion YoY.

Within commercial loans, growth was driven by Overdrafts and Others, which grew 36% and 11% QoQ, respectively.

The main growth in consumer loans was driven by mortgage loans, personal loans and credit card loans which grew 27%, 9% and 6% QoQ, respectively.

As of 1Q18, Banco Macro´s market share over private sector loans was 8.1%.

FINANCING TO THE PRIVATE SECTOR	MACRO Consolidated			Variation
In MILLION $	1Q17	4Q17	1Q18	QoQ	YoY

Overdrafts	10,264.7	8,829.3	12,015.4	36%	17%
Discounted documents	10,679.5	17,272.1	18,200.5	5%	70%
Mortgages loans	4,498.2	8,057.5	10,226.5	27%	127%
Pledges loans	2,471.5	4,150.1	4,133.0	0%	67%
Personal loans	33,365.0	47,376.8	51,663.4	9%	55%
Credit Card loans	19,526.1	24,971.9	26,350.0	6%	35%
Others	11,739.2	16,884.7	18,701.3	11%	59%
IFRS adjustment	-271.6	-289.6	-292.3	1%	8%
Total loan portfolio	92,272.6	127,252.8	140,997.8	11%	53%

Financial trusts	1,028.8	1,011.8	683.4	-32%	-34%
Leasing	376.9	587.5	546.6	-7%	45%
Total financing to the private sector	93,678.3	128,852.1	142,227.8	10%	52%

Market share over loan portfolio	8.3%	7.9%	8.1%

Public Sector Assets

In 1Q18, the Bank’s public sector assets (excluding LEBACs) to total assets ratio was 1.6%, unchanged from previous quarter, and lower than the 2.5% posted in 1Q17.

In 1Q18, an 8% decrease in LEBACs position stands out.

8

1Q18 Earnings Release

PUBLIC SECTOR ASSETS	MACRO Consolidated			Variation
In MILLION $	1Q17	4Q17	1Q18	QoQ	YoY

LEBACs	11,410.0	35,645.3	32,968.6	-8%	189%
Other	3,583.1	1,843.2	1,798.9	-2%	-50%
Government securities	14,993.1	37,488.5	34,767.5	-7%	132%
Provincial loans	480.0	1,797.3	1,797.3	0%	274%
Loans	480.0	1,797.3	1,797.3	0%	274%
Purchase of government bonds	36.1	42.1	44.5	6%	23%
Other receivables	36.1	42.1	44.5	6%	23%

TOTAL PUBLIC SECTOR ASSETS	15,509.2	39,327.9	36,609.3	-7%	136%

TOTAL PUBLIC SECTOR LIABILITIES	19.5	4.5	0.0	-100%	-100%

Net exposure	15,489.7	39,323.4	36,609.3	-7%	136%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	4,099.2	3,682.6	3,640.7	-1%	-11%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	2.5%	1.6%	1.6%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.149.5 billion in 1Q18, growing 4% or Ps.5.4 billion QoQ and 30% or Ps.34.3 billion YoY and representing 82% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits grew 3% or Ps.4.4 billion, while public sector deposits increased 7% or Ps.956 million.

The increase in private sector deposits was led by time deposits, which grew 9% or Ps.5.3 billion QoQ. In addition, sight deposits decreased 2% or Ps.1.6 billion QoQ.

As of 1Q18, Banco Macro´s market share over private sector deposits was 6.7%.

9

1Q18 Earnings Release

DEPOSITS	MACRO Consolidated			Variation
In MILLION $	1Q17	4Q17	1Q18	QoQ	YoY

Public sector	12,936.5	12,890.7	13,846.7	7%	7%

Financial sector	50.9	81.4	93.2	15%	83%

Private sector	102,124.4	131,150.4	135,540.3	3%	33%
Checking accounts	18,559.7	20,778.6	20,381.7	-2%	10%
Savings accounts	27,108.2	44,531.9	43,307.7	-3%	60%
Time deposits	47,495.8	61,602.4	66,881.0	9%	41%
Other	8,960.8	4,237.2	4,969.9	17%	-44%
Total	115,111.8	144,122.2	149,480.2	4%	30%

Market share over private deposits	6.7%	6.7%	6.7%

Other sources of funds

In 1Q18, the total amount of other sources of funds increased 6% or Ps.3.7 billion compared to 4Q17. In 1Q18 Shareholders’ Equity increased 8% or Ps.3.6 billion as a consequence of the positive result posted in the quarter.

OTHER SOURCES OF FUNDS	MACRO Consolidated			Variation
In MILLION $	1Q17	4Q17	1Q18	QoQ	YoY

Central Bank of Argentina	8.4	11.5	13.3	16%	58%
Banks and international institutions	131.7	167.4	0.0	0%	0%
Financing received from Argentine financial institutions	49.3	846.5	185.8	-78%	277%
Subordinated corporate bonds	6,297.2	7,565.8	8,257.7	9%	31%
Non-subordinated corporate bonds	0.0	4,712.2	4,913.0	4%	0%
Shareholders´ equity	27,175.6	46,735.9	50,308.9	8%	85%
Total other source of funds	33,662.2	60,039.3	63,678.7	6%	89%

Banco Macro’s transactional deposits represent approximately 47% of its total deposit base as of 1Q18. These accounts are low cost and are not sensitive to interest rate increases.

Liquid Assets

In 1Q18, the Bank’s liquid assets amounted to Ps.67.1 billion, showing a 9% or Ps.6.9 billion decrease QoQ, and a 30% or Ps.15.7 billion increase on a yearly basis.

In 1Q18, available Cash decreased 17% or Ps.4.8. Under Communication “A” 6114 of the Central Bank of Argentina (Convergence of accounting standards to IFRS) REPOs are no longer part of the portfolio of government & private securities, and are not included in liquid assets.

In 1Q18 Banco Macro’s liquid assets to total deposits ratio reached 44.9%.

10

1Q18 Earnings Release

LIQUID ASSETS	MACRO Consolidated			Variation
In MILLION $	1Q17	4Q17	1Q18	QoQ	YoY

Cash	28,931.9	35,561.6	29,440.8	-17%	2%
Guarantees for compensating chambers	2,101.6	4,005.7	4,036.1	1%	92%
Call	115.0	146.0	611.6	319%	432%
Reverse repos from other securities	0.8	10.9	-	-	-
Reverse repos from LEBAC/NOBAC	8,609.4	1,580.4	-	-	-
LEBAC / NOBAC own portfolio	11,386.5	32,674.0	32,968.6	1%	190%
Total	51,145.2	73,978.6	67,057.1	-9%	31%

Liquid assets to total deposits	44.4%	51.3%	44.9%

Solvency

Banco Macro continued showing high solvency levels in 1Q18 with an integrated capital (RPC) of Ps.53.6 billion over a total capital requirement of Ps.16.1 billion. Banco Macro´s excess capital in 1Q18 was 233% or Ps.37.6 billion.

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 27.3% in 1Q18, TIER1 Ratio was 22.4%

The Bank’s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated			Variation
In MILLION $	1Q17	4Q17	1Q18	QoQ	YoY

Credit risk requirement	7,945.2	11,023.2	12,371.2	12%	56%
Market risk requirement	115.6	184.4	188.4	2%	63%
Operational risk requirement	2,503.9	3,219.3	3,530.4	10%	41%
Total capital requirements	10,564.8	14,426.9	16,090.1	12%	52%

Ordinary Capital Level 1 (COn1)	23,047.6	41,709.1	46,564.4	12%	102%
Deductible concepts Level 1 (COn1)	-791.9	-1,022.0	-2,476.2	142%	213%
Aditional Capital Level 1 (CAn1)	12.8	18.1	20.9	15%	63%
Capital Level 2 (COn2)	7,113.5	8,836.5	9,530.0	8%	34%
Integrated capital - RPC (i)	29,381.9	49,541.6	53,639.1	8%	83%

Excess capital	18,817.1	35,114.7	37,549.0	7%	100%

Risk-weighted assets - RWA (ii)	129,167.1	176,323.3	196,622.3	12%	52%

Regulatory Capital ratio [(i)/(ii)]	22.7%	28.1%	27.3%

Ratio TIER 1 [Capital Level 1/RWA]	17.2%	23.1%	22.4%

RWA - (ii): Risk Weighetd Assets, considering total capital requirements.

11

1Q18 Earnings Release

Asset Quality

In 1Q18, Banco Macro’s non-performing to total financing ratio reached a level of 1.1%, unchanged from 4Q17, and lower than the 1.36% posted in 1Q17.

Commercial portfolio non-performing loans were unchanged in 1Q18 at 0.39%; meanwhile consumer portfolio showed a slightly worse performance with non-performing loans increasing 9bp, from 1.46% in 4Q17 to 1.54%.

The coverage ratio reached 178.68% in 1Q18. Write-offs over total loans totaled 0.16%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated			Variation
In MILLION $	1Q17	4Q17	1Q18	QoQ	YoY

Commercial portfolio	36,653.4	48,851.6	56,697.6	16%	55%
Non-performing	320.1	187.6	222.1	18%	-31%
Consumer portfolio	61,045.6	87,734.1	95,573.9	9%	57%
Non-performing	1,003.0	1,275.9	1,468.7	15%	46%
Total portfolio	97,699.0	136,585.7	152,271.5	11%	56%
Non-performing	1,323.1	1,463.5	1,690.8	16%	28%
Total non-performing/ Total portfolio	1.35%	1.07%	1.11%

Total allowances	2,063.3	2,680.2	3,021.1	13%	46%
Coverage ratio w/allowances	155.94%	183.14%	178.68%
Write Offs	159.7	285.1	239.7	-16%	50%
Write Offs/ Total portfolio	0.16%	0.21%	0.16%

12

1Q18 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated			Variation
In MILLION $	1Q17	4Q17	1Q18	QoQ	YoY

CER adjustable ASSETS
Private sector loans (*)	288.7	3,582.2	5,416.5	51%	1776%
Other loans	0.2	10.5	0.4	-96%	100%
Total CER adjustable assets	288.9	3,592.7	5,416.9	51%	1775%

CER adjustable LIABILITIES
Deposits (*)	38.4	86.7	536.0	518%	1296%
Other liabilities from financial intermediation	19.3	4.4	-	-100%	-100%
Total CER adjustable liabilities	57.7	91.1	536	488%	829%

NET CER EXPOSURE	231.2	3,501.6	4,880.9	39%	2011%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	Macro Consolidated			Variation
In MILLION $	1Q17	4Q17	1Q18	QoQ	YoY

Cash	16,141.8	19,735.3	13,224.8	-33%	-18%
Government and private securities	1,577.5	1,128.3	1,229.6	9%	-22%
Loans	11,366.2	18,659.6	22,409.9	20%	97%
Other receivables from financial intermediation	347.1	2,191.6	631.5	-71%	82%
Other assets	429.9	714.6	1,003.1	40%	133%
Total Assets	29,862.5	42,429.4	38,498.9	-9%	29%
Deposits	22,159.9	31,150.6	30,004.4	-4%	35%
Other liabilities from financial intermediation	1,205.3	2,653.5	1,740.1	-34%	44%
Non-subordinated corporate bonds	0.0	0.0	0.0	0%	0%
Subordinated corporate bonds	6,322.3	7,589.9	8,257.8	9%	31%
Other liabilities	2.2	49.8	16.9	-66%	668%
Total Liabilities	29,689.7	41,443.8	40,019.2	-3%	35%

NET FX POSITION	353.1	1,066.3	-1,520.3	-243%	-531%

13

1Q18 Earnings Release

Relevant and Recent Events

•	Class C Peso denominated Notes issuance in the equivalent amount of Ps.3,207,005,000. On April 9th 2018, the Bank issued Class C Notes denominated in Pesos (bullet, final maturity April 2021, variable rate BADLAR +3.5%) under the Bank’s Global Notes Program of USD 1,500,000,000 approved by the Shareholders’ Meeting dated April 28th 2017.
•	General and Special Shareholders’ Meeting. On March 20th, 2018 The Board of Directors decided to call for a General and Special Shareholder’s meeting to be held on April 27th. Resolutions adopted by the General and Special Shareholders’ meeting include:
o	Cash Dividend: The Shareholders’ meeting decided to approve the distribution of a cash dividend of up to the amount of Ps.3,348,315.105 which shall represent Ps.5 per share (representing 500% of the capital stock of Ps.669,663,021). The Board of Directors in a meeting held on April 27th, 2018 decided to set May 15th as the dividend payment date for shareholders registered in the Bank’s stock ledger up to May 14th, 2018.
o	Extension of the Bank’s Program of Negotiable Obligations: The Shareholders’ Meeting resolved to extend of the maximum amount of the Bank’s Global Program of Negotiable Obligations of USD 1,500,000,000 to USD 2,500,000,000 or its equivalent in any other currency or to any lesser amount, as the Board of Directors shall determine in due time.
•	Board of Directors: On April 27th, 2018 the Board of Directors elected Delfín Jorge Ezequiel Carballo as its Chairman and Jorge Pablo Brito as Vice Chairman.
•	Interest Payment Class A Subordinated Notes. In May 2018, the Bank paid semi-annual interest on Class A Notes in the amount of USD13.5 million
•	Interest Payment Class B Peso denominated Notes. In May 2018, the Bank paid semi-annual interest on Class B Peso denominated notes in the amount of Ps. 404.3 million.
•	Share Repurchase Program: On May 10th, 2018 the Board of Directors decided to establish the terms and conditions for the repurchase of shares issued by the Bank:
o	Maximum amount of the investment: Up to Ps. 4,500,000,000.
o	Maximum number of shares to be acquired: Up to 4.5% of the Bank’s total capital stock, in compliance with applicable Argentine laws and regulations.
o	Maximum payable price: Up to Ps$. 158.00 per share.
o	Term for the acquisition: 40 trading days in the Republic of Argentina, from the publication date of the relevant information in the Bulletin of the Buenos Aires Stock Exchange, subject to any further renewal or extension, which shall be duly informed to the public in such Bulletin

Regulatory Changes

•	Net Global FX Position. In May 2018, through Communication “A” 6501 the Central Bank of Argentina (BCRA) established that as of May 7th, 2018 “Net Global long FX position” when converted to Ps. At the applicable exchange rate on a daily basis cannot be greater than 10% of the previous month integrated capital (RPC) or the Bank’s own liquid assets whichever is less.

14

1Q18 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated			Variation
In MILLION $	1Q17	4Q17	1Q18	QoQ	YoY

ASSETS	162,346.4	226,339.1	231,666.2	2%	43%
Cash	28,931.9	35,561.6	29,440.8	-17%	2%
Government and Private Securities	16,150.8	36,555.7	35,874.6	-2%	122%
Loans	93,810.7	131,709.2	146,359.8	11%	56%
to the non-financial government sector	479.5	1,797.0	1,826.3	2%	281%
to the financial sector	1,889.6	3,270.8	4,071.0	24%	115%
to the non-financial private sector and foreign residents	93,485.7	129,296.0	143,460.5	11%	53%
-Overdrafts	10,264.7	8,829.3	12,015.4	36%	17%
-Documents	10,679.5	17,272.1	18,200.5	5%	70%
-Mortgage loans	4,498.2	8,057.5	10,226.5	27%	127%
-Pledge loans	2,471.5	4,150.1	4,133.0	0%	67%
-Personal loans	33,365.0	47,376.8	51,663.4	9%	55%
-Credit cards	19,526.1	24,971.9	26,350.0	6%	35%
-Other	11,739.2	16,884.7	18,701.3	11%	59%
-Accrued interest, adjustments, price differences receivables and unearned discount	1,213.2	2,043.2	2,462.7	21%	103%
-IFRS Adjustment	-271.6	-516.2	-292.3	-43%	8%
Allowances	-2,044.1	-2,654.6	-2,998.0	13%	47%
Other receivables from financial intermediation	12,333.1	9,501.3	6,492.6	-32%	-47%
Receivables from financial leases	378.1	587.5	550.5	-6%	46%
Investments in other companies	147.3	218.9	288.0	32%	95%
Other receivables	1,753.9	2,300.6	2,631.0	14%	50%
Other assets	8,840.6	9,904.4	10,028.9	1%	13%
LIABILITIES	135,170.7	179,603.2	181,357.3	1%	34%
Deposits	115,111.7	144,122.2	149,480.2	4%	30%
From the non-financial government sector	12,936.4	12,890.7	13,846.7	7%	7%
From the financial sector	50.9	81.4	93.2	15%	83%
From the non-financial private sector and foreign residents	102,124.4	131,150.1	135,540.3	3%	33%
-Checking accounts	18,559.7	20,778.6	20,381.7	-2%	10%
-Savings accounts	27,108.2	44,531.9	43,307.7	-3%	60%
-Time deposits	47,495.8	61,602.4	66,881.0	9%	41%
-Other	8,960.8	4,237.2	4,969.9	17%	-45%
Other liabilities from financial intermediation	8,096.2	20,372.7	15,618.0	-23%	93%
Subordinated corporate bonds	6,297.1	7,565.8	8,257.8	9%	31%
Other liabilities	5,297.2	6,820.5	7,252.0	6%	37%
Provisions	351.7	694.9	734.6	6%	109%
Items Pending allocation	16.8	27.1	14.7	-46%	-13%
SHAREHOLDERS' EQUITY	27,175.6	46,735.9	50,308.9	8%	85%

LIABILITIES + SHAREHOLDERS' EQUITY	162,935.1	226,339.1	231,666.2	2%	42%

15

1Q18 Earnings Release

			Variation
QUARTERLY BALANCE SHEET. Communication "A" 6114	4Q17	1Q18	QoQ
IN MILLIONS $			%

ASSETS
Cash and deposits in Banks	32,474.0	25,918.1	-20%
Cash	5,951.2	6,299.5	6%
Central Bank	21,939.6	17,981.7	-18%
Others in the country & abroad	3,267.9	1,422.0	-56%
Others	1,315.2	214.9	-84%
Debt securities at fair value through other comprehensive income	975.4	561.0	-42%
Derivatives	7.7	4.5	-41%
Repos	1,419.8	587.3	-59%
Other financial assets	1,523.9	2,404.9	58%
Loans & other recievables	122,173.8	135,956.1	11%
Non Financial Public Sector	1,865.3	1,880.5	1%
Financial Sector	4,191.7	4,794.2	14%
Non Financial private sector and foreign	116,116.9	129,281.5	11%
Other debt securities	33,611.2	33,292.0	-1%
Financial assets pledged as collateral	7,344.0	4,397.8	-40%
Investments in equity instruments	36.9	41.3	12%
Investments in other companies (subsidiaries and joint ventures)	3,662.4	3,952.8	8%
Property, plant and equipment	6,586.8	6,767.3	3%
Intangible assets	858.3	920.0	7%
Other non financial assets	2,283.8	2,099.6	-8%
Fixed assets available for sale	199.9	109.4	-45%
TOTAL ASSTS	213,157.9	217,012.1	2%
LIABILITIES
Deposits	132,716.2	136,600.3	3%
Non Financial Public Sector	9,504.5	8,917.3	-6%
Financial Sector	81.4	93.2	15%
Non Financial private sector and foreign	123,130.3	127,589.9	4%
Liabilities at fair value trhough other comprehensive income	6.5	12.8	98%
Derivatives	23.1	13.7	-41%
Repos	2,688.1	9.2	-100%
Other financial liabilities	9,808.9	8,459.6	-14%
Borrowing from Central Bank and Other Financial Institutions	1,173.8	486.7	-59%
Corporate bonds issued	4,712.2	4,913.0	4%
Current income tax	3,642.5	3,637.9	0%
Subordinated corporate bonds	7,565.8	8,257.8	9%
Provisions	596.0	634.6	6%
Deferred income tax	416.9	325.2	-22%
Other non financial liabilities	3,273.0	3,575.6	9%
TOTAL LIABILITIES	166,622.9	166,926.3	0%
SHAREHOLDERS' EQUITY	46,535.0	50,085.7	8%

16

1Q18 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO Consolidated			Variation
In MILLION $	1Q17	4Q17	4Q17	QoQ	YoY

Financial income	7,654.4	10,859.0	11,763.9	8%	54%
Interest on cash and due from banks	0.1	6.7	3.0	-55%	2900%
Interest on loans to the financial sector	101.2	177.5	166.9	-6%	65%
Interest on overdrafts	651.7	752.7	780.6	4%	20%
Interest on documents	374.7	492.2	657.3	34%	75%
Interest on mortgage loans	179.3	216.1	261.0	21%	46%
Interest on pledge loans	107.2	140.0	148.8	6%	39%
Interest on credit card loans	1,071.8	1,212.3	1,356.2	12%	27%
Interest on financial leases	20.1	32.3	32.8	2%	63%
Interest on other loans	3,578.3	4,986.0	5,392.8	8%	51%
Income from government & private securities, net	880.9	2,301.8	2,286.2	-1%	160%
Interest on other receivables from fin. intermediation	1.6	1.1	2.7	148%	69%
Income from Guaranteed Loans - Decree 1387/01	5.2	2.1	0.0	-100%	-100%
CER-UVA-UVI adjustment	28.6	122.3	317.6	160%	1009%
CVS adjustment	0.1	0.2	0.2	-13%	80%
Difference in quoted prices of gold and foreign currency	182.1	315.6	150.6	-52%	-17%
Other	471.5	100.1	207.2	107%	-56%
Financial expense	-2,962.6	-3,999.7	-4,459.4	11%	51%
Interest on checking accounts	0.0	0.0	0.0	0%	0%
Interest on saving accounts	-24.0	-29.4	-16.7	-43%	-30%
Interest on time deposits	-2,101.0	-2,621.7	-2,946.9	12%	40%
Interest on interfinancing received loans	-1.4	-4.6	-3.4	-26%	147%
Interest on other financing from the financial institutions	0.0	-4.3	-0.5	-88%	9900%
Interest on subordinated bonds	-111.3	-126.8	-139.1	10%	25%
Other Interest	-0.7	-0.9	-0.9	-3%	33%
Interests on other liabilities from fin. intermediation	-16.5	-222.4	-212.1	-5%	1188%
Results from government & private securities	2.9
CER - UVA - UVI adjustment	-2.8	-12.5	-45.2	262%	1493%
Contribution to Deposit Guarantee Fund	-101.9	-59.4	-64.0	8%	-37%
Other	-606.2	-917.8	-1,030.7	12%	70%
Net financial income	4,691.8	6,859.3	7,304.5	6%	56%
Provision for loan losses	-363.0	-422.3	-566.8	34%	56%

Fee income	2,348.1	2,847.4	2,848.4	0%	21%
Fee expense	-733.0	-958.7	-911.9	-5%	24%
Net fee income	1,615.1	1,888.7	1,936.5	3%	20%

Administrative expenses	-2,861.2	-3,741.3	-3,581.2	-4%	25%
Minority interest in subsidiaries	0.0	-28.6	0.0	-100%	0%
Net other income	36.1	-347.7	96.4	-128%	167%
Earnings before income tax	3,118.8	4,208.0	5,189.4	23%	66%
Income tax	-1,096.2	-1,159.0	-1,624.9	40%	48%

Net income	2,022.6	3,049.0	3,564.5	17%	76%

Other Comprehensive Net Income	-25.5	130.0	8.5	-93%	-133%

Total Comprehensive Net Income	1,997.1	3,179.0	3,573.0	12%	79%

17

1Q18 Earnings Release

			Variation
INCOME STATEMENT - Communication "A" 6114	1Q17	1Q18	YoY
IN MILLION $			%

Interest Income	6,703.8	10,385.7	55%
Interest Expense	2,077.4	3,137.1	51%
Net Interest Income	4,626.4	7,248.6	57%
Fee income	1,329.4	1,702.6	28%
Fee expense	138.0	157.6	14%
Net Fee Income	1,191.4	1,544.9	30%
Subtotal (Net Interest Income + Net Fee Income)	5,817.8	8,793.5	51%
Financial instruments at Fair Value Through Other Comprehensive Income	-0.1	181.2	100%
Result from assets at amortised cost	-13.7	-2.9	-78%
Difference in quoted prices of gold and foreign currency	180.7	124.5	-31%
Other operating income	902.4	1,100.8	22%
Provision for loan losses	-317.8	-517.1	63%
Operating Income, net of LLP	6,569.4	9,680.0	47%
Personnel expenses	-1,561.9	-1,837.2	18%
Administrative expenses	902.2	1,262.1	40%
Depreciation and amortization	116.4	147.2	26%
Other operating expense	1,275.8	1,818.3	43%
Net Operating Income	2,713.1	4,615.2	70%
Gain attributable to investments in other companies	260.9	400.0	53%
Net Income before income tax from continuing operations	2,974.1	5,015.2	69%
Income tax from continuing operations	968.8	1,473.0	52%
Net Income from continuing operations	2,005.2	3,542.2	77%
Net Income	2,005.2	3,542.2	77%
Net Income attributable to cotrolling shareholders	2,005.2	3,542.2	77%

18

1Q18 Earnings Release

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	1Q17	4Q17	1Q18
Profitability & performance
Net interest margin	18.3%	18.7%	18.7%
Net interest margin adjusted (1)	17.5%	16.1%	16.6%
Net fee income ratio	25.4%	21.6%	21.0%
Efficiency ratio	45.4%	42.8%	38.8%
Net fee income as a percentage of adm expenses	55.9%	50.5%	54.1%
Return on average assets	5.2%	5.8%	6.2%
Return on average equity	34.9%	28.7%	29.4%
Liquidity
Loans as a percentage of total deposits	83.2%	93.2%	97.9%
Liquid assets as a percentage of total deposits	44.7%	50.4%	44.9%
Capital
Total equity as a percentage of total assets	16.7%	20.6%	21.7%
Regulatory capital as % of APR	22.7%	28.1%	27.3%
Asset Quality
Allowances over total loans	2.1%	2.0%	2.0%
Non-performing financing as a percentage of total financing	1.4%	1.1%	1.1%
Coverage ratio w/allowances	155.9%	183.1%	178.7%
Cost of Risk	1.5%	1.4%	1.4%

(1) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities.

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	1Q17	4Q17	1Q18
Profitability & performance
Net interest margin	18.3%	17.7%	18.7%
Net interest margin adjusted (1)	17.5%	16.1%	16.6%
Net fee income ratio	26.4%	24.1%	21.0%
Efficiency ratio	47.0%	42.5%	38.8%
Net fee income as a percentage of adm expenses	56.2%	56.8%	54.1%
Return on average assets	4.6%	5.2%	6.2%
Return on average equity	30.5%	28.6%	29.4%
Liquidity
Loans as a percentage of total deposits	83.2%	93.2%	97.9%
Liquid assets as a percentage of total deposits	44.7%	50.4%	44.9%
Capital
Total equity as a percentage of total assets	16.7%	20.6%	21.7%
Regulatory capital as % of APR	22.7%	28.1%	27.3%
Asset Quality
Allowances over total loans	2.1%	2.0%	2.0%
Non-performing financing as a percentage of total financing	1.4%	1.1%	1.1%
Coverage ratio w/allowances	155.9%	183.1%	183.1%
Cost of Risk	1.50%	1.40%	1.40%

(1) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities.

19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 15, 2018

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name:	Jorge F. Scarinci
Title:	Chief Financial Officer